Exhibit 99.1

Mountain Province Diamonds Provides Gahcho Kué Project Update

•	Ice road reaches Gahcho Kué: deliveries commence
•	Permitting of first diamond mine progressing
•	Tuzo Deep Resource Statement due Q2 2013
•	2013 ground geophysics completed
•	Geotechnical drilling underway
•	Exploration drilling to commence in April

Shares Issued and Outstanding: 94,168,151
TSX: MPV
NYSE MKT: MDM

TORONTO & NEW YORK, March 12, 2013 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE MKT: MDM) is pleased to provide an update on recent developments at the Gahcho Kué ("GK") project, a joint venture with De Beers Canada Inc. ("De Beers").

"There is a high level of activity at Gahcho Kué, which is reflective of the significant advances made in preparation for development of the first diamond mine", said Patrick Evans, Mountain Province President and CEO. "Encouraging progress continues to be made with the permitting and we expect an updated NI 43-101 resource statement for the massive Tuzo kimberlite in Q2. Already the world's largest and richest new diamond mine, Gahcho Kué is set to get even bigger with the inclusion of the Tuzo Deep potential resource. With ground geophysics now completed we're also gearing up to start exploration drilling of the first 15 new targets in immediate proximity to the four known kimberlites at GK. If successful, our winter exploration drill program may offer further exciting resource upside."

2013 winter ice road

The 2013 winter road reached the GK project site at Kennady Lake on March 2, 2013, with the first loads arriving on March 4, 2013. Over the next two weeks approximately 110 truckloads of materials, equipment and fuel will be delivered to GK. The final deliveries are expected by before the end of March, 2013.

Permitting

The public record for the environmental impact review closed successfully on January 3, 2013. The report and recommendation from the Gahcho Kué Panel is now awaited. On completion, the Panel report will be submitted to the Minister of Aboriginal Affairs and Northern Development who has the authority to approve the development of the first diamond mine at GK. While both the Panel report and Ministerial approval are awaited, the Mackenzie Valley Land and Water Board has opened the public registry to facilitate expeditious processing of the GK permits.

Mr. Evans commented: "The project development schedule remains subject to final regulatory approval. While there is a high level of public and government support, delays in final regulatory approval could impact the development schedule. Shareholders will be kept informed of further developments following receipt of the report of the Gahcho Kué Panel".

Tuzo Deep

The Tuzo Deep geological report was completed in January, 2013 and the Tuzo Deep grade report was completed in mid-February, 2013. These reports were prepared by De Beers in its capacity as the Operator of the GK project to establish the geological continuity of the Tuzo kimberlite from the Probable Reserve portion (from surface to 300 meters) to a depth of 564 meters and also to provide a tonnage and grade estimate for Tuzo Deep.

The reports provide compelling evidence that the kimberlite units present below 300 meters are the same as those present in the Probable Reserve portion and also that similar grades were estimated at depth.

The De Beers technical report does not classify the Tuzo Deep potential resource in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) guidelines. Mountain Province is therefore retaining an independent qualified person (QP) to complete a quality assurance (QA) and quality control (QC) review of the De Beers geological and technical reports with a view to presenting to shareholders an updated independent National Instrument 43-101 resource estimate for the Tuzo kimberlite. It is expected that this report will be released during Q2 2013.

Geophysics

A geophysics team was mobilized to GK in January, 2013 and completed a ground gravity survey over 15 high-priority drill targets. There were 3,230 stations surveyed on 13 grids over the 15 targets. The results from the survey will support final exploration drill-hole placement.

Geotechnical drilling

Geotechnical drilling related to planned surface infrastructure at GK commenced in February, 2013 and is expected to be completed before the end of April.  A total of 33 sonic holes and 31 core holes will be drilled.

Exploration drilling

Core drilling of the first phase 15 priority geophysical targets is expected to commence before the end of March. A second core drill rig is being mobilized to site and the first phase drilling is expected to be completed by the end of April. Based on the success of the first phase drill program, up to a further 14 priority geophysical targets may be drill tested.

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Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué JV located at Kennady Lake in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats.

Gahcho Kué is the world's largest and richest new diamond mine development. A December 2010 feasibility study filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 33.9%.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

SOURCE: Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
Phone: (416) 361-3562

E-mail: info@mountainprovince.com

www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 10:34e 12-MAR-13